UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported): February 3, 2011 (January 31, 2011)

Commission File Number	Exact name of registrant as specified in its charter, state of incorporation, address of principal executive offices, telephone	I.R.S. Employer Identification Number
1-16305	**PUGET ENERGY, INC.** A Washington Corporation 10885 - N.E. 4th Street, Suite 1200 Bellevue, Washington 98004-5591 (425) 454-6363	91-1969407
1-4393	**PUGET SOUND ENERGY, INC.** A Washington Corporation 10885 - N.E. 4th Street, Suite 1200 Bellevue, Washington 98004-5591 (425) 454-6363	91-0374630

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Check the appropriate box below if the Form 8−K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a−12 under the Exchange Act (17 CFR 240.14a−12)

☐ Pre−commencement communications pursuant to Rule 14d−2(b) under the Exchange Act (17 CFR 240.14d−2(b))

☐ Pre−commencement communications pursuant to Rule 13e−4(c) under the Exchange Act (17 CFR 240.13e−4(c))

Item 5.02. Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

On February 2, 2011, the Boards of Directors of Puget Energy, Inc. ("Puget Energy") and its utility subsidiary, Puget Sound Energy, Inc. ("PSE") appointed two officers to new positions, effective February 1, 2011.

Eric M. Markell, age 59, was appointed Senior Vice President and Chief Strategy Officer of PSE. Previously, Mr. Markell held the following positions: Executive Vice President and Chief Financial Officer of PSE and Puget Energy since May 2007; Senior Vice President Energy Resources of PSE from February 2003 to May 2007; and Vice President Corporate Development of PSE, 2002-2003.

Bertrand A. Valdman, age 48, was appointed Senior Vice President and Chief Financial Officer of Puget Energy and PSE. Previously, Mr. Valdman held the following positions: Executive Vice President and Chief Operating Officer of PSE since May 2007; and Senior Vice President Finance and Chief Financial Officer of Puget Energy and PSE from December 2003 to May 2007.

Neither Mr. Markell nor Mr. Valdman has any relationship or related party transaction with Puget Energy or PSE that would require disclosure pursuant to Item 404(a) of Regulation S-K.

Also, on January 31, 2011, Mark Wong notified the Boards of Directors of Puget Energy and PSE of his resignation, effective immediately. His resignation was not due to any disagreement on any matter relating to either company's operations, policies or practices.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrants have duly caused this report to be signed on their behalf by the undersigned hereunto duly authorized.

PUGET ENERGY, INC.

PUGET SOUND ENERGY, INC.

By: /s/ Steve R. Secrist
Steve R. Secrist
Vice President, General Counsel,
Dated: February 3, 2011   Chief Ethics and Compliance Officer